Mail Stop 3561

December 3, 2009

Mr. William A. McWhirter II, Chief Financial Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207-2401

      Re: **Trinity Industries, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed February 19, 2009
              Form 10-Q for the quarter ended June 30, 2009
              Filed July 30, 2009
              File No. 001-06903

Dear Mr. McWhirter:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief